Filed by:  Teva Pharmaceutical Industries Limited
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:  IVAX Corporation

Commission File No.:  001-09623


Conference Call Transcript

TEVA - TEVA to Acquire IVAX

Event Date/Time: Jul. 25. 2005 / 8:30AM ET
Event Duration: 1 hr 10 min


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CORPORATE PARTICIPANTS

Dorit Meltzer
Teva Pharmaceutical Industries Ltd. - Director IR

Israel Makov
Teva Pharmaceutical Industries Ltd. - President & CEO

Dan Suesskind
Teva Pharmaceutical Industries Ltd. - CFO

Phillip Frost
IVAX Corporation - Chairman & CEO

George Barrett
Teva Pharmaceutical Industries Ltd. - President & CEO North America



CONFERENCE CALL PARTICIPANTS
Rich Silver
Lehman Brothers - Analyst

Tim Chang
Naxtexis Bleichroeder - Analyst

Gregg Gilbert
Merrill Lynch - Analyst

Ken Cacciatore
SG Cowen - Analyst

David Moskowitz
Friedman Billings Ramsey - Analyst

Corey Davis
JP Morgan - Analyst

Jim Peresi
William Blair - Analyst

Davis Maris
Banc of America - Analyst

David Woodburn
Prudential - Analyst

Michael Tong
Wachovia Securities - Analyst

Andrew Forman
WR Hambrecht - Analyst

David Lickrish
HSBC - Analyst

Ajay Sharma
CLSA - Analyst

Kathy Schick
RBC Financial Products - Analyst

Eric Russ
Lydian Asset Management - Analyst

Kristen Bell
UnumProvident - Analyst

Robert Bonte-Friedheim
Smith Barney - Analyst


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Joe Vobero
Suttonbrook Capital - Analyst

Elliot Wilbur
CIBC World Markets - Analyst

Dr. Phillip Frost



PRESENTATION


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Operator

Greetings, ladies and gentlemen, and welcome to the Teva/Ivax transaction conference call. At this time all parties are in a listen-only mode, and there will be a brief question-and-answer session following the formal presentation. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Ms. Dorit Meltzer, Director of Investor Relations of Teva Pharmaceuticals.

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Dorit Meltzer  - Teva Pharmaceutical Industries Ltd. - Director IR

Thank you, operator. Good morning and good afternoon to both the Ivax and Teva investors. Thank you for joining us on such a short notice for this exciting milestone announcement, and we hope you all have had a chance to review our joint press release. This call is being webcast and can be accessed also through Teva's Website at www.tevapharm.com. Before we begin, we would like to inform you that Teva will release its second-quarter results next Monday, August 1st. Tomorrow, July 26th, we will host a luncheon in New York to discuss this deal. For those who would like to participate, please e-mail us at our IR consultant, Global Consulting Group, to Gina Millea at gmillea@hfgcg.com or at 646-284-9420, and at Ivax to David Malina; it's david_malina at Ivax.com or at 305-575-6043.

Our hosts today are Israel Makov, Teva's President and CEO; Dr. Phillip Frost, Ivax's Chairman and CEO; Dan Suesskind, CFO; Bill Fletcher, Chairman of Teva North America; George Barrett, President and CEO of Teva North America; Mr. Neil Flanzraich, Ivax's Vice Chairman and President. I would like to remind everyone that the Safe Harbor language contained in today's press release also pertain to this call and to the webcast. We will start with prepared comments and will follow with Q&A, and I would like to kindly ask you during the Q&A to restrict yourselves to one question per person.

It is now my pleasure to turn the call over to our President and CEO, Israel Makov.

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Thank you, Dorit. I would like to welcome all of you and to thank you for joining us on this momentous day for Teva and Ivax. This morning Teva signed a definitive agreement to acquire Ivax Corporation for $7.4 billion. By combining these two global companies, we will dramatically enhance our leadership position in the global generic market, significantly expand our geographic reach, broaden our product offerings, deepen our pipeline of generic and branded products, and perhaps most exciting, reinforce the uniqueness of our business model. Together, we will be able to offer to our customers multiple solutions for cost-effective pharmaceutical care on a truly global basis. At the same time, we will be adding exciting prospects for growth with an expanded pipeline in key areas including respiratory, oncology, and CNS.

Teva has had a long-standing relationship with Ivax, and as our knowledge of their business and people has deepened, so has our respect for and interest in them. In fact, over the last decade Teva has considered many opportunities to acquire companies, many of them very attractive, and some of which as you all know we did, in fact, acquire. But we have always viewed Ivax as one of the most attractive and one of the most compelling strategically. The agreement we signed today makes this strategic vision a reality. Ivax is both an outstanding Company and an unusually excellent fit for Teva. Ivax is a truly entrepreneurial company which, like Teva, pioneered strategies for globalization and growth strategies which are both different from and largely complementary to Teva. This transaction means that Teva will not simply remain the industry leader, but will now lead on a different scale. Our company will be able to respond to the widest range of requirement of patients, customers and healthcare providers, both therapeutically and economically. Under one roof, we will manage the convergence of the largest generic portfolio in


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the world, vertically integrated with our API, the leading franchise in treatments for multiple sclerosis, a leading franchise in respiratory products, an emerging business in oncology and a very promising pipeline.

This, in our opinion, is indeed a unique approach to future growth and success and another major step to forward in the execution of Teva's strategic objectives. Teva will now have a direct presence in more than 50 countries and indirect sales in numerous others, giving us by far the widest and deepest global reach in the industry. We will enhance the leadership we already enjoy in the U.S., expand our strong presence in Europe, and significantly boost our position in Latin America. Upon closing, we expect that our annual run rate of combined sales will exceed $7 billion. These are just some of the highlights of the new business we will be creating through this new deal and just some of the reasons we feel confident in saying that Teva will be entering a truly new realm.

Of course, this combination is also financially lucrative, and we expect it will become accretive during the first year. In addition to new engines of growth, this combination will generate ample synergies. These include sales synergies stemming from a broader customer base and larger product offering, and cost synergies which will be achieved primarily through economies of scale and broader vertical integration between API and pharma. We expect that by the end of the first two years, these synergies will amount to approximately $150 million.

The acquisition of Ivax is just as exciting when it comes to our geographic reach. Teva will, of course, remain the industry leader in the largest market, the U.S., with the biggest product portfolio, the largest pipeline and the broadest technology base. In Europe, we will enhance our current leadership position in the UK with the addition of products from Ivax broad offerings, and we will develop a stronger leadership position in France, Russia and the Czech Republic, and gain a strong base in Poland. In the fast-growing Latin American market, Ivax has already established a leading presence in Venezuela, Chile, Peru and Argentina, a market where Teva already has a presence. In Mexico, a very large market, our combined operations will make us a leading player. In fact, we will have saved use of work in reaching the goals we had set for Latin America goal and will now be even better poised to expand in this market. Needless to say, we are extremely enthusiastic about the possibilities in this area.

In many of these geographies, we will be able to offer more products to more customers and also obtain cost synergies through economies of scale and rationalization. If we combined Teva and Ivax sales in 2004, North America would have accounted for about 59% of the combined companies' revenue, Europe for 29%, and other markets including Latin America. This is in comparison to Teva's current numbers of 64% and 26% and 10%, respectively. As you can see, the acquisition of Ivax did not significantly change the balance of our overall portfolio. As I said, this acquisition is just another major step forward in the execution of our strategy. In the U.S. where Teva already offers the largest number of products, our combined product offering will now exceed 300 products, the largest in the industry by a vast margin. Our combined generic pipeline will be three times larger than that of our nearest competitor. Our company will be uniquely able to expand R&D efforts in both generic and proprietary product development by eliminating duplication and by using financial resources more efficiently.

In the last 12 months, our combined TRx's in the U.S. were 340 million. This exceeds the TRx's of the second-largest generic company by 130 million prescriptions. And I will just mention this put us only a few prescriptions away from the TRx's of the world's largest pharmaceutical company. As we combine our two companies, we will strengthen our position in the retail market, thus allowing us to provide more products and services to our retail customers. In addition, several key products in Ivax's portfolio and its established position in certain hospital and clinic markets will complement the work we have done with Sicor to build our institutional presence.

Our global branded business, which will now include Copaxone, Agilect, a respiratory (ph) portfolio and other products developed by Teva and Ivax will form an even stronger base for growth than either company had before. We will continue to grow our MS franchise and global leadership position, and we will now be in a stronger position to support the promotion of our products to physicians with the addition of 250 sales representatives in the U.S.

In the respiratory field, an area which Teva has long been planning to enter, Ivax's thriving business will allow us to move towards a leading position far more quickly than we had planned. Ivax has a unique breath-operated inhaler technology which will provide a platform for the development of additional products, and Ivax's environmentally-friendly inhalers will position us very well for the forthcoming removal of CFC inhalers from the world markets.

In oncology, in addition to our extensive generic offering, we will have a broad innovative pipeline including nine products in various stages of development. As you can see, this combination will give our branded business which will account for about 17% of the combined company's revenue, up from 11% currently; generics will account for about 75% of revenue, down from about 78% currently. And API and others will fall to 8%, down from 11%. Again, as I have to mention again, this is just another step forward in the execution of our strategy.


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Many of you may be surprised to learn that for most of its history, Teva has been engaged in the veterinary business, primarily as a developer of products, especially vaccines for the care of livestock. Ivax, as you probably do know, is a leading provider of drugs for companion and farm animals in the U.S., and we are intrigued by the potential product and technologies synergies, and the potential for geographic expansion in our veterinary business.

The combination of our two companies is also very appealing in the area of operations. Over the years, Teva has developed a state-of-the-art global supply chain. Ivax will add 24 additional plants to our operations, and once we have integrated them with our global supply chain, they should provide significant value and enhance what we call our global edge. I believe that Teva's unique ability to manage such complex global supply chain speaks to our abilities to manage complexities more generally, and that these abilities create a formidable competitive advantage. In fact, we see our management capacity as the most crucial factor in our ability to continue to grow. As our business gets more and more complex, the combined experience and expertise of Teva and Ivax teams will enable us to manage these growing challenges.

We are extremely pleased at the opportunity to join forces with Ivax's team. We want to warmly welcome all of the Ivax's 11,000 employees from around the world whom we very much look forward to getting to know. Of course, we are especially delighted that Dr. Philip Frost has agreed to serve as Vice Chairman of Teva's board of directors. As we already indicated, 2006 and 2007 will be very good growth years for Teva, years in which we will resume our regular high growth rate, and Ivax will be a net addition. This acquisition means that Teva will be operating at another scale. We now have even a broader platform for growth through new technologies, products, geographies and synergies. We believe that the future holds immense opportunity for Teva's and Ivax's employees, customers and shareholders. We are pleased at the prospect. Dan, please.

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Dan Suesskind  - Teva Pharmaceutical Industries Ltd. - CFO

Thank you, Israel. Good morning and good afternoon to all our listeners. It really gives me great pleasure to be able to go over some of the transaction highlights in terms of this exciting acquisition. Based upon the NASDAQ average closing price of Teva's ADR during the five days up to and including July 22nd of $30.69, the indicated combined per share consideration for each outstanding share of Ivax common stock amounts to $26 or a total indicated purchase price of approximately $7.4 billion. This transaction is structured as a cash election merger. Ivax shareholders will be allowed to elect as to each share that they hold whether to be paid $26 in cash or .8471 Teva ordinary shares at a fixed exchange ratio. But at the end of the day, half of such elections must be for cash and half for Teva shares. To the extent that the cash election is oversubscribed, all non-electing holders will receive stock and, if necessary, the cash portion paid to the holders electing cash will be cut back pro rata. Conversely, to the extent that the stock election is oversubscribed, all non-electing holders will receive cash and, if necessary, the stock portion paid to the holders electing stock will be cut pro rata.

Upon the closing of the transaction, Ivax shareholders collectively will come to own approximately 15% of Teva on a fully diluted basis. The transaction is designed to qualify as a tax-free reorganization under U.S. tax law, which means that every Ivax shareholder who receives Teva shares for his Ivax shares can defer the recognition of any gain on his shares until the time that he actually sells the shares. Cash received in this transaction is immediately taxed. Ivax must hold a meeting of its shareholders and must obtain the affirmative vote of a majority of the outstanding shares of Ivax common stock. Dr. Phillip Frost, Ivax's Chairman and CEO, and other top management shareholders of Ivax who hold in the aggregate approximately 19% of the currently outstanding voting shares of Ivax have agreed to vote their shares in favor of the transaction. When we take into account Ivax's outstanding shares, its stock options and its convertible notes which will become convertible into Teva shares and cash in the same proportions as will be received by the non-electing shareholders of Ivax, Teva will be issuing in excess of 20% of its currently outstanding shares in this transaction. Accordingly, Teva will submit the transaction for approval by Teva's shareholders as well.

Technically, as a foreign issue, Teva might have been able to seek an exemption from NASDAQ to avoid this vote, but Teva elected long ago to conduct itself substantially similarly to a U.S. company, given the large U.S. institution shareholder base. We will, therefore, seek this shareholder approval. We hope to convene both shareholders' meetings as soon as possible, but first Teva and Ivax will, of course, prepare a joint merger proxy statement which we will file with the SEC. The transaction also must be cleared through both Hart-Scott-Rodino and compared with European Community Antitrust Certification status. We hope to complete this transaction in late 2005 for early '06, and we expect this transaction will become accretive within the first year after the closing.

As to financing, we need about $3.7 billion in cash to execute this transaction. In addition, we expect that many of the outstanding Ivax convertible notes will be converted, and since the vast majority of those notes now have a net exercise feature, we will need effectively to refinance those notes, approximately $1 billion. We intend to use approximately $1.5 billion of Teva's and Ivax's cash and other liquid assets, and the balance is covered by signed commitment letters from our banks. Our intention is to turn these commitment letters into as short-term as possible bridge financing if by closing we don't execute our tentative long-term financing opportunities such as straight debt, convertibles or other instruments. We intend to structure whatever permanent financing we do for this transaction so as to not jeopardize our current BBB rating.


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Despite this expected addition of debt, we believe that our balance sheet will remain strong. Our debt to total capitalization will not exceed the 50% threshold, a level we stood at not too long ago. This is expected to greatly decrease over a relatively short period to substantially lower levels.

I can't conclude my notes without saying that this is certainly one of these exciting moments. For this I would like to open this call for questions. Sorry, sorry -- with this, I would like to transfer the call to Dr. Phillip Frost.

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Phillip Frost  - IVAX Corporation - Chairman & CEO

Thank you. I will be very brief. We have known the Teva people for many, many, many years. We have had personal relationships, we've had business relationships, and I have to tell you that they've always been warm, cordial, professional, and have been conducted at a very high ethical level. This is very important for us and our shareholders. I think that from our point of view, what has been created is a truly unique company as both Dan and Israel have mentioned, and I think it is a company that will stand out not only in the generic area where I think that we will be truly dominant, but in the proprietary area as well. Over the period of time that we've done our due diligence, we've gotten to know more about the people involved on the Teva side and more about the projects, and we are convinced that there are unique projects there that have the potential not only to be extremely important from a sales and profit point of view, but also really to represent breakthrough type therapy for problems that are in serious need of solutions.

We on our side have always tried to approach the proprietary side from the point of view of doing what -- going where other people don't go. I think together, the strategy and the mentality and the mindset are so complementary one with the other, that I think that the critical mass that is being created here will greatly facilitate the expedition of the development of these projects, and I think that is going to turn out to be one of the great advantages. It is hard to be quantitative about that, but I think it is that type of consideration that makes me very enthusiastic about becoming a Teva shareholder.

With that, I will just say that I really appreciate the high level of conduct during the negotiations for this deal. It was actually a real pleasure to bring them to a successful conclusion. I will end on that note. Thank you.

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

We will now open it for questions. Thank you very much.



QUESTION AND ANSWER



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Operator

(OPERATOR INSTRUCTIONS) Elliot Wilbur of CIBC World Markets.

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Elliot Wilbur  - CIBC World Markets - Analyst

Good morning or good afternoon, and congratulations to everyone on the deal. Question for members of the Teva management team. With the acquisition of Ivax, it puts you in sort of a different game, I guess, at least in the U.S. generic market than you've been in historically, and that's with respect to authorized generics. Ivax, obviously, has participated in several large authorized generic launches, and that has been an important part of their business near-term. I guess philosophically, how do you feel about this going forward? Do you think this transaction could affect any of the existing authorized generic relationships or deals that Ivax has struck, or any that may be in the pipeline? Thanks.

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

George, why don't you take this question?


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George Barrett - Teva Pharmaceutical Industries Ltd. - President & CEO North
America

Sure. Good morning, Elliot. Yes, many of you do know that from a policy perspective, we have taken the position historically that an authorized generic should not be able to encroach on the first filer's exclusivity, and we've obviously fought that battle administratively and legally. Having said this, absent a legislative change, for the moment authorized generics are part of our landscape, and we've said that to you repeatedly. So I think the answer, Elliot, is that we will as always adapt to changes in our legal and regulatory landscape and let the economics speak for it. As to looking forward and giving you a comment on a go-forward basis, I don't think I can do that at this time.

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

I would like just to add that we don't think we will have a major influence on the current -- maybe in one case or two -- on the current authorized generics that Ivax has. And I would just add to George that we will definitely consider the new situation in the market and might reconsider our policy.

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Operator

Rich Silver of Lehman Brothers.

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Rich Silver  - Lehman Brothers - Analyst

Can you talk about the $150 million again? I think in terms of savings or synergies, just repeat perhaps what you said as far as the time frame on that and what we are talking about, maybe a little bit more specifically?

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

I'm not going to be more specific for obvious reasons, but I will say that what we have indicated to you that by the end of the first two years after the acquisition, we will achieve synergies of $150 million and maybe more. But we're talking right now about $150 million, which will be between SG&A, API, and others.

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Rich Silver  - Lehman Brothers - Analyst

Okay, thank you.

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Operator

Tim Chang from Naxtexis Bleichroeder.

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Tim Chang  - Naxtexis Bleichroeder - Analyst

I wanted to ask you if there are any products that you might need to divest with the combination?

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George Barrett  - Teva Pharmaceutical Industries Ltd. - President & CEO North
America

I guess I can give you some thoughts from the U.S. perspective. We see this transaction as largely complementary in terms of product line and very procompetitive. Their portfolio will really broaden our position. So there is always, of course, the potential that the regulatory authorities will look at specific products; that is a natural part of the process. But we feel very good about the complementary nature of both the product line and the pipeline.

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Operator


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Gregg Gilbert of Merrill Lynch.

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Gregg Gilbert  - Merrill Lynch - Analyst

Israel, Teva and Ivax have had fundamentally different opinions about the importance of a branded business longer-term, in terms of its size and reach. How important are Ivax's branded R&D and marketing capabilities to your longer-term strategy? I guess another way of asking that is has your philosophy changed, in that you now believe it will be more important to have a very significant branded business relative to the generic side over the long-term?

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Let me start by saying that we have, in our business, we have a what we call branded or innovative activity, which is quite significant. We were able to bring to the market an important and major NCE, which is a type of Copaxone. And we just brought another one which is Agilect, which is another new chemical entity, and both of them are true innovative products. We always say that our core business is generics, and we will continue to consider and see the generics as our core business. The ratio of branded products with Ivax, which includes also branded generics, is a little bit higher than what we have in Teva. But on the other hand, it is really complementary, because we saw, for example, the inhalers segment as an opportunity for Teva, both on the generic and the branded part, and we had plans really to enter into this business. And now we got it from Ivax, and we can really start our growth in this area from a totally different base.

If you look at our innovative -- combined innovative pipeline, there are fantastic feats, because if you look at the oncology business and oncology segment, we have together nine projects. About five of them are in clinical development stages, which means -- and you have, I would say, very few larger companies that have such an interesting oncology portfolio in one company. And, of course, we're going to use the opportunity and to use the expertise of both companies in this area to develop it. Same goes for CNS. We have developed an expertise in CNS. It's not only Copaxone; it's also the other products that we have in our pipeline for CNS, and also Ivax has very few products in CNS.

So we are going to combine these efforts together. So this is really an opportunity. This is a strategic opportunity which does not really change our strategy. If you look, and this is why I mention the share of the branded and the generic before and after, which is a little bit biased towards branded because we included their branded generics, which we consider actually generics.

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Operator

Ken Cacciatore of SG Cowen.

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Ken Cacciatore  - SG Cowen - Analyst

George, I was wondering if you could help us. Teva has 140 ANDAs, I believe, outstanding as of last quarter, and Ivax has 65. Could you give us some sense of the Ivax 65, how much overlap there are into your 140? Is it half, a third, less; any perspective on that?

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George Barrett  - Teva Pharmaceutical Industries Ltd. - President & CEO North
America

Yes, I can. There is certain information at this point that is hard to discuss. Obviously, this process will enter a regulatory phase, and so complete disclosure on pipeline is not something that can be done at this point. What we can say from having counsel look at aggregated data is that there is a substantial non-overlap, and we are very excited about that. So we believe incrementally, this will add very nicely to our pipeline. We will probably update that pipeline, at least from the Teva perspective, next week. But I want to add that in the instances where we have overlap, again this is still an opportunity for us to gain in that we can move forward with a project that gives us the optimal time to market and the optimal products. So, A, we feel that the pipeline is significantly complementary, and to the extent that we have some overlap, I think we still see tremendous upside.


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Operator


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David Moskowitz of Friedman Billings Ramsey.

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David Moskowitz  - Friedman Billings Ramsey - Analyst

Congratulations to everybody. So I have three questions, basically. First of all, in terms of the synergies, just drilling down a little bit, it looks like Ivax is running at about SG&A levels about 26% as a percentage of sales, and Teva at about 14%. Then tax rate for Ivax we have modeled in at about 28%, with Teva at around 22%. Those synergies amount to about 90 million just from those elements alone. Can you comment on that and what other synergies would be beyond that SG&A number and tax rate differential? That would be question one. Question two, can you comment on global advantages, countries such as France, Germany, Italy, very difficult markets to penetrate; does the combined business actually help you combine -- penetrate those markets better? Lastly, raw materials, can you comment on the synergies between the two raw materials businesses? Thank you.

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Let me start by the synergies. As I said earlier, I am not going to go into the details, but I think that the calculation that you made assumes that you can eliminate all of the SG&A, or a great part of the SG&A, and the tax differences, which is, of course, not what is going to happen. We are going to achieve approximately $150 million of synergies by the end of the first two years, which will come from synergies from API, from SG&A, and from other cost synergies. But I'm not going to go into the details of where and what is the breakdown of these synergies, which of course we have, but we are not going to release.

Regarding the global synergy, the fantastic global synergy, if you take only three contraries like France, like Russia and Czech -- let's take Russia and France, in both we have operations, and of course, Mexico. In each of these countries, we have a relatively small and interesting operation. But by combining forces in each of these countries, the combined sales will exceed $100 million, which means that we are going to be amongst the three leading companies in each of these countries. Just to show you what is the strategic -- to give you an example of the strategic fit, now we have a global supply chain which is state-of-the-art, and once we can offer through this very efficient and probably the most efficient in the industry, products to each -- additional products to each of the countries on a competitive cost basis, you are going to gain many more additional synergies. And API synergies, of course, there is ample room for synergies with API, both from product points of view and from a facilities point of view. Thank you.

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Operator

Corey Davis of JP Morgan.

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Corey Davis  - JP Morgan - Analyst

My question would be do you think this merger puts pressure on your competitors to also merge, or just puts pressure on them from a competitive standpoint? And are there things that they can do through a merger that helps them be more competitive?

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

I think it is best to address these questions to other people, not to us.

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Operator

Rich Watson of William Blair.

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Jim Peresi  - William Blair - Analyst

This is Jim Peresi for Rich Watson. With the low-cost producers in India, how much did this play a role in your decision for an acquisition? Thank you.

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Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Well, India is a low-cost base, specifically as far as labor cost is concerned and sometimes even capital cost. As you know, you can benefit from these advantages not necessarily by acquisitions. Teva, for example, has made a very small acquisition, and we are developing -- we made small acquisition and we are making big operation out of it in India. So you can do it without acquisitions, but of course if there will be an opportunity that will serve us strategically, we will consider it.

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Operator

David Maris of Banc of America.

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Davis Maris  - Banc of America - Analyst

A couple of questions. First, Teva -- a skeptic might say Teva's anniversarying the Sicor acquisition. Intraquarter, Teva's lowered EPS on a product -- missed product deal. And you also have in the industry speculation that the environment is much, much tougher, and you have two smart folks with Dr. Frost and Dr. Strungmann selling their companies that they founded. What can you address on the overall environment? Then secondly, on the stock portion of the buyback, Teva is doing this deal partially in stock. Earlier in the quarter or last couple of quarters, Teva's been buying stock. So has Teva's buyback stopped at this point, and what is the philosophy on stock versus cash? Are you an issuer or are you a buyer of stock?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Before I will let George say a few words, let me say -- just address a number of your questions. First about the buyback stock, I think that what we did was that we bought stock when we considered the stock at a very low price. And we had a lot of cash and we had an opportunity to acquire stock which we knew was at a low price. So this is exactly what we did. This is the only reason for the buyback.

Secondly, in terms of the overall business environment in the generic business, I think that we addressed it at the beginning of the year when we gave guidance for 2005. We said that we are going to have a challenging year because of this lower or smaller number for product opportunities in the U.S. What happened is that indeed we had very few and even smaller opportunities in the U.S. so far, which we compensated by the way by very, very strong performances of the generic business outside of the U.S. Also, of course, by the very, very strong performances of Copaxone. We have lowered our -- we have guided the market last quarter that we are going to have. We lost $0.04 on one product, which was we thought a significant loss that we have to advise the market. But we still believe that in spite of all of these difficulties, we will be in the range of our original guidance to the market, though maybe this time on the lower side of the range and not necessarily on the higher side of the range.

George, you want to add something to that?

--------------------------------------------------------------------------------
George Barrett - Teva Pharmaceutical Industries Ltd. - President & CEO North America

I think the only comment I would make, and David, you're asking a little bit about two gentlemen who yes, I would agree are very smart. And the only thing I can observe about that is I suspect that you have got a situation in which both executives appreciate the nature of globalization and the fact that we are becoming an increasingly global business. And beyond that, I think Israel covered everything.

--------------------------------------------------------------------------------
Dr. Phillip Frost

This is Phil Frost. I will speak for myself in saying that I don't really consider myself a seller in this situation. I consider that what I am doing is exchanging my shareholdings for shares in another company in such a way as to strengthen my investment. So I don't consider this a sale at all. I think, if anything, I think it is an opportunity for us to do even better, and I hope I speak for all of our shareholders in that regard.

--------------------------------------------------------------------------------
Operator

David Woodburn of Prudential.

--------------------------------------------------------------------------------
David Woodburn  - Prudential - Analyst

Congratulations, guys. I know you can't answer this specifically, but let's talk theoretically. Since you have got essentially three oral MS compounds either in Phase II or just starting Phase III, it seems like there is the potential that maybe after the deal closes, you could have fewer but in exchange have some more cash. Am I reading into that correctly, that you could sell the rights to at least one of those if you desired to do so? Secondly, I just have to ask, any contingencies in the contract that could cause the deal to fall through?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

What was the second question?

--------------------------------------------------------------------------------
David Woodburn  - Prudential - Analyst

Are there any contingencies in the deal terms that could, if something happened on either side, that could cause the deal not to go through?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Let me address the first question, and let me just repeat that we have a strategic commitment to become and to stay as a leader in the MS field. And this is why we are developing two oral products for treatment of MS, and we will, if necessary, we will add another one. You know, if you find another suitable one, we will add it to our portfolio. So I don't think that we are going to make any exchange -- to exchange an MS product for cash. This is not our strategy. And the challenge that we are dreaming to face is that we will have two or three oral drugs for the treatment of MS, and we will have to decide how we launch all of them together.

Contingencies, I am not aware of any significant or any contingencies which are going to make up the deal.

--------------------------------------------------------------------------------
David Woodburn  - Prudential - Analyst

Thank you very much.

--------------------------------------------------------------------------------
Operator

Michael Tong of Wachovia Securities.

--------------------------------------------------------------------------------
Michael Tong  - Wachovia Securities - Analyst

One of your strengths in terms of acquisitions in the past has been your ability to integrate the acquisitions. So, in that light, do you have the management teams ready to run the respective businesses? In effect, do you have those individuals identified? If not, when would you expect to have them?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

First of all, I agree with you that we have developed over the years a competitive expertise, I would say, in the integration of companies, and we have great success in the past. Last year we integrated the largest company for that time in our history, which was Sicor. Sicor was a global company with operations not only in one place, but in a number of geographies. And we did the integration, I would say, actually in no time. It took -- the integration took a few months. And the reason is that we didn't do it by one person who was responsible for a global integration in Lithuania, in Mexico, and in China. But everywhere we have our own management team.

That means the integration of Sicor U.S. was done by our U.S. team. The integration of Mexico in Teva was done by our international team, and the integration of Sicor Italy was done by our European and API team. So we have many teams of integration, which means that the integration task is really spread among the management teams of the various geographic regions in which we are, and amongst the functions or the businesses that we have like API. Therefore, the number of managers which are available now for integration is really a very, very large number. It is not just that we need a person which we are missing to run the integration place.

We have to add to it that the Ivax sales, a very talented and good management team. And I am sure that together, we will be able to bring the two companies together because after all, what does it mean integration? Integration means to combine the two companies in order to leverage the resources and the relative advantages of each of the components.

--------------------------------------------------------------------------------
Operator

Andrew Forman of WR Hambrecht.

--------------------------------------------------------------------------------
Andrew Forman  - WR Hambrecht - Analyst

Two questions, a U.S. question for George Barrett and then Phil Frost for globalization. George, as you look towards 2006 and the patent expiration is a record, obviously, and MMA in term of the drug benefit, there has been some opinions out there that volume could increase by 200 or 300 basis points overall. What does Ivax and its combined with Teva product offering do, in terms of leverage in the distribution channel, in terms of gaining incremental market share do for you? Is that a major factor in today's announcement?

Then to Phil, could you remind us how many countries that Ivax is actually selling internationally, and what does Teva bring in terms of execution, the global supply chain do in terms of increasing Ivax's share of being able to compete against, say, the Dr. Reddy's, the Remvaxes (ph), in some of these emerging markets, particularly Latin America? Thanks.

--------------------------------------------------------------------------------
George Barrett - Teva Pharmaceutical Industries Ltd. - President & CEO North America

There is no question in our view that the ability for us to enhance and broaden our product line, expand our pipeline, and enhance services for our customers is something that we derive from this acquisition. It offers us tremendous breadth and reach in really every aspect and every channel for the U.S. generic piece. So we are very enthusiastic about that. As it relates to MMA, certainly anything that enhances our position in the overall market, there is very little doubt I think that generic drugs are going to be part of the solution to funding that Medicare benefit, and for us to broaden our position in that segment can be nothing but positive.

--------------------------------------------------------------------------------
Dr. Phillip Frost

This is Phil Frost. To answer your question, we have on-the-ground operations in approximately 40 countries, and we have sales through one channel or another in about 80 countries. But I think the important point is that we have always tried to emphasize our efforts in places that we consider immature markets where the growth potential is even greater. And I think to a certain extent, Teva has done that, too. Now you bring these pieces together and, in those markets, I think that it bodes very, very well for overall growth. In the more mature markets such as Western Europe, there too the combination will give us extra strength. But in terms of growth rate, I think we're going to be very, very well-positioned to have one of the fastest growth rates in the industry.

--------------------------------------------------------------------------------
Andrew Forman  - WR Hambrecht - Analyst

A follow-up to Dan, do you think 150 million in terms of cost savings is a realistic number, or could it be significantly higher? How far along in the process are you in terms of identifying cost synergies?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Obviously, when you are outside the company, you are limited in what you can identify, but we feel comfortable with $150 million within two years.

--------------------------------------------------------------------------------
Operator

David Lickrish of HSBC.

--------------------------------------------------------------------------------
David Lickrish  - HSBC - Analyst

Good morning, everyone, and congratulations. Just a quick question for you with respect to the customer side of this transaction. Can you talk a little bit to how you see this transaction changing the landscape in your dealings with those customers, and how it might impact the industry in broader terms?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

George, you want to relate --?

--------------------------------------------------------------------------------
George Barrett - Teva Pharmaceutical Industries Ltd. - President & CEO North America

Sure. Well, again, I can speak to the U.S. generic side. Again, just to reiterate the point I made earlier, we really believe that the key to success in this market is providing customers with an enormous basket of products and access to pipeline and tremendous service offerings. So we do believe that in that sense, this will be very positive for our customer base. It is still a very competitive market and so, again, they still have plenty of selection, but we feel very confident that if you look at the complementary nature of our areas of strength in the U.S. generic market that this gives us really the opportunity to take the best of both worlds. It supports us significantly in the retail side and actually also significantly enhances the hospital presence we have been building since the Sicor acquisition. So I think it is very positive, and we feel confident that our customer relationships are very good, and they will see this as a positive step as well.

--------------------------------------------------------------------------------
David Lickrish  - HSBC - Analyst

But in terms of your actual dealings, how do you see that changing at all, or what sort of advantages does it give you in terms of your dealings with customers?

--------------------------------------------------------------------------------
George Barrett - Teva Pharmaceutical Industries Ltd. - President & CEO North America

By and large, we are targeting many of the same customers with sort of different emphasis and slightly different areas of strength. Again, I think we will continue to handle the national accounts very directly, and the integration between these two companies should work very smoothly. The Ivax business has had strong historical relationships in managed care, and we will do our best to exploit those relationships as well. So, again, we see complementary areas of strength here. From that standpoint, I think in terms of approaching the market, it will be relatively straightforward. And in terms of our organizational design, as Israel has said, we're probably not prepared to answer all of those questions.

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

But I think, George, that we have to add that actually for each customer, whether it is in the U.S. and in other countries, we will be able to offer actually broader range of products, a broader portfolio of products, and also deepen a pipeline, which will give him security regarding the future stream of profits for himself. So I think that this is an obvious advantage of the transaction.

--------------------------------------------------------------------------------
Operator

Ajay Sharma of CLSA.

--------------------------------------------------------------------------------
Ajay Sharma  - CLSA - Analyst

Good morning, gentlemen. What I want to know is Ivax has a large number of product alliances with some Indian companies like Cipla, probably 35, 40 productsa and now that Teva is an integrated player and may also have its own APIs in those products, what happens to the Ivax supply kind of alliance?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Well, I think that, first of all, we cannot tell you what will happen. I can tell you only --I can only tell you that we will take all the products that can reach the market and has an advantage bringing them to the market.

--------------------------------------------------------------------------------
Ajay Sharma  - CLSA - Analyst

Thank you.

--------------------------------------------------------------------------------
Operator

Kathy Schick of RBC Financial Products.

--------------------------------------------------------------------------------
Kathy Schick  - RBC Financial Products - Analyst

Hi. Just wanted to confirm a few things on the convertible notes at Ivax. One, you said you have about 1.5 billion in cash for the transaction, and then you have committed letters of credit. I'm assuming then that will be an additional
2.2 billion in debt? And on top of that will be all of the Ivax convertible notes coming over? Secondly, to the extent those convertibles don't become converted, just wanted to confirm that you said they will now be converted into half stock, half cash per the transaction?

--------------------------------------------------------------------------------
Dan Suesskind  - Teva Pharmaceutical Industries Ltd. - CFO

No, we said that if they are turned in -- first of all, a cash settlement on most of those converts, so for that we need cash. And only the excess above the principal will be in stock. So we calculated -- we may need up to $1 billion in addition to the $3.7 billion that we need to acquire the equity of Ivax.

--------------------------------------------------------------------------------
Kathy Schick  - RBC Financial Products - Analyst

Then to the extent, though, that the convertible holders choose to keep them, not convert them, what will they be convertible into?

--------------------------------------------------------------------------------
Dan Suesskind  - Teva Pharmaceutical Industries Ltd. - CFO

Into the same ratio as if they would have had shares as the transaction date.

--------------------------------------------------------------------------------
Kathy Schick  - RBC Financial Products - Analyst

So it will be whatever the -- kind of the default for people who didn't make an election for the split between the cash and the stock?

--------------------------------------------------------------------------------
Dan Suesskind  - Teva Pharmaceutical Industries Ltd. - CFO

Yes.

--------------------------------------------------------------------------------
Kathy Schick  - RBC Financial Products - Analyst

Okay. So it will be whatever the default is. Now, you also said that you plan to keep your BBB rating. I'm just wondering, it looks like you're going to be considerably more levered than you are today. If you factor in you're going to get the little over one billion of converts plus a 2.2 billion of additional debt, I'm looking at about 3.3 times. Have you spoken to the rating agencies about this? Are they comfortable with that?

--------------------------------------------------------------------------------
Dan Suesskind  - Teva Pharmaceutical Industries Ltd. - CFO

First of all, we also increased substantially our equity on the other hand. So we think that the ratio we will be at at, let's say, at the closing date, will be a leverage that the BBB can live with.

--------------------------------------------------------------------------------
Kathy Schick  - RBC Financial Products - Analyst

Thank you.

--------------------------------------------------------------------------------
Operator

Eric Russ (ph) of Lydian Asset Management.

--------------------------------------------------------------------------------
Eric Russ  - Lydian Asset Management - Analyst

Just to confirm the treatment of the converts, is it basically convertible into half cash, half stock, which will be the default on the non-electing shares?

--------------------------------------------------------------------------------
Dan Suesskind  - Teva Pharmaceutical Industries Ltd. - CFO

First of all, they can be converted before the transaction, before the closing, and then they will get the cash and the stock, and the stock will be converted according to the ratios as every other stock. As I mentioned, all of this is above the principal which will be paid back in cash.

--------------------------------------------------------------------------------
Operator

Kristen Bell (ph) of UnumProvident.

--------------------------------------------------------------------------------
Kristen Bell  - UnumProvident - Analyst

My question is similar to the other on the ratings. I didn't hear you say whether you had actually spoken with S&P about the rating, whether they had confirmed the transaction ahead of time -- confirmed the rating based on your intent to fund the transaction as you mentioned?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

You know, it is a sort of relation where you get indications, you understand what they tried to indicate to you, and we feel safe.

--------------------------------------------------------------------------------
Kristen Bell  - UnumProvident - Analyst

Didn't know if you could share sort of a pro forma debt to EBITDA target that you have as far as delevering from this transaction. If it does come out to about 3.3 times after the acquisition, where do you see it into next year?

--------------------------------------------------------------------------------
Dan Suesskind  - Teva Pharmaceutical Industries Ltd. - CFO

It will be nicely below 3.

--------------------------------------------------------------------------------
Operator

A follow-up question from Rich Silver of Lehman Brothers.

--------------------------------------------------------------------------------
Rich Silver  - Lehman Brothers - Analyst

Anticipated timing in terms of the closing?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

We said we expect to have it either late this year or early Q1 '06.

--------------------------------------------------------------------------------
Operator

Robert Bonte-Friedheim of Smith Barney.

--------------------------------------------------------------------------------
Robert Bonte-Friedheim  - Smith Barney - Analyst

Hello and congratulations. Three quick questions. Are there any countries outside the U.S. where competition authorities might require disposals? Second, from the financial reporting perspective, can we use this merger as an excuse to start breaking out perhaps sales and marketing from general and admin? Third, seeing Dan's statements about accretion and synergy in Ivax's pipeline, this looks like a really good deal for '06 and '07. If possible, I would just like some reassurance that we're through the worst in 2005. Obviously, you can't talk about 2Q, but can you give us any kind of insight about 3Q? Do you think it will be better than 2Q, equal to 2Q or worse than 2Q?

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

Robert, this is Israel; hi. I will answer first of all your last question. I just mentioned earlier in the conversation that we gave in the guidance for 2005, and we said in 2005 we are going to have challenges because of a lower number of product opportunities. And indeed we faced these challenges, and we had actually so far even less products, especially one that we anticipated, and we announced -- this is why we announced that we are going to get the $0.04 less in the anticipated profit. However, we gave a range for the year, and by the way, the weaknesses in the U.S. because of the lack of opportunities was complemented by strengths of generics in other areas outside of the U.S. and, of course, by Copaxone. As I said earlier, we do not change the guidance for the entire year. For the 2005, we do not change the guidance, although I expect it to be rather on the low side than the high side because of the continued lack of product opportunities.

As to products in place outside of the U.S., we may have a few issues. The combine of all of them should not be material. As to excuses to give more details in our financials, we're not looking for excuses with detail as much as we think should be detailed. And we have always the same policy in the past, and we continue with that also into the future. What we have to do, we will do. We'll take one more question.

--------------------------------------------------------------------------------
Operator

Joe Vobero (ph) of Suttonbrook Capital.

--------------------------------------------------------------------------------
Joe Vobero  - Suttonbrook Capital - Analyst

Just one quick question on the 1.5 convertibles due 2025. If I don't convert within 30 days of the consummation of the merger, do I lose my makel
(ph)?????????

--------------------------------------------------------------------------------
Israel Makov  - Teva Pharmaceutical Industries Ltd. - President & CEO

As far as I know, you do. But I think you should get advice from an expert.

--------------------------------------------------------------------------------
Joe Vobero  - Suttonbrook Capital - Analyst

Okay. Thank you very much.

--------------------------------------------------------------------------------
Dorit Meltzer  - Teva Pharmaceutical Industries Ltd. - Director IR

This call has been taped and will be available until August 1st at midnight Eastern time, and archived on our website. For the replay, please dial from the USA and Canada 1-877-660-6853, or international callers please dial 1-201-612-7415, account 3055, ID number 162720. For the webcast replay, please see our website at www.tevapharm.com. Thank you very much and we will see you. Bye-bye.

--------------------------------------------------------------------------------
Operator

Thank you, ladies and gentlemen, for participating in today's teleconference. You may disconnect your lines at this time, and have a wonderful day.


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